UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 6

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

TPC Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

89236Y104

(CUSIP Number of Class of Securities)

TPC Group Inc.

Attention: Christopher A. Artzer

5151 San Felipe, Suite 800, Houston, Texas 77056

(713) 627-7474

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

M. Breen Haire

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$130,000,000	$9,269

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash shares of TPC Group Inc.’s common stock for an aggregate purchase price of not more than $130,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,269

Form or Registration No.: Schedule TO (File No. 005-85193)

Filing Party: TPC Group Inc.

Date Filed: November 8, 2010

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by TPC Group Inc., a Delaware corporation (“TPC Group” or the “Company”), on November 8, 2010, as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on November 12, 2010, Amendment No. 2 to the Schedule TO filed with the SEC on November 19, 2010, Amendment No. 3 to the Schedule TO filed with the SEC on November 26, 2010, Amendment No. 4 to the Schedule TO filed with the SEC on December 3, 2010 and Amendment No. 5 to the Schedule TO filed with the SEC on December 9, 2010 (collectively, the “Schedule TO”), in connection with TPC Group’s offer to purchase, for not more than $130 million in cash, shares of its common stock, par value $0.01 per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders within a specified range or (ii) purchase price tenders, in either case upon the terms and subject to the conditions described in the Offer to Purchase, dated November 8, 2010 (as amended, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the Amended Letter of Transmittal (as amended, the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(G) to the Schedule TO, which, as they may be amended or supplemented from time to time, constitute the “Tender Offer.”

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase to provide certain additional information. Only those items amended and supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 24, 2010, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m., New York City time, on December 23, 2010. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)	Press release announcing preliminary results of the Tender Offer, dated December 24, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TPC GROUP INC.

Date: December 24, 2010	By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 8, 2010*
(a)(1)(B)	Letter of Transmittal*
(a)(1)(C)	Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 8, 2010*
(a)(1)(F)	Summary Advertisement, dated November 8, 2010*
(a)(1)(G)	Amended Letter of Transmittal**
(a)(1)(H)	Amended Notice of Guaranteed Delivery**
(a)(1)(I)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010**
(a)(1)(J)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 9, 2010**
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated November 8, 2010*
(a)(5)(B)	Press release announcing the Tender Offer, dated November 8, 2010*
(a)(5)(C)	Letter to Stockholders from the President and Chief Executive Officer, dated December 9, 2010**
(a)(5)(D)	Press release announcing amended price range of the Tender Offer, dated December 9, 2010**
(a)(5)(E)	Press release announcing preliminary results of the Tender Offer, dated December 24, 2010
(b)(1)	Indenture dated as of October 5, 2010, by and among TPC Group LLC, the Guarantors party thereto, Wilmington Trust Company, as trustee, and Deutsche Bank Trust Company Americas, as collateral agent, paying agent, registrar and authentication agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 12, 2010)
(b)(2)	Amended and Restated Revolving Credit Agreement dated as of April 29, 2010 among TPC Group LLC and the other borrowers named therein, as Borrowers, TPC Group LLC, as Funds Administrator, various lending institutions, as Lenders, Deutsche Bank Trust Company Americas, as Administrative Agent, Deutsche Bank Trust Company Americas and Wells Fargo Capital Finance LLC as Co-Collateral Agents, and Deutsche Bank Trust Company Americas, as Collateral Agent (incorporated herein by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed May 3, 2010)
(b)(3)	First Amendment to Amended and Restated Revolving Credit Agreement dated as of September 22, 2010 among TPC Group LLC and Texas Butylene Chemical Corporation, as Borrowers, various lending institutions, as Lenders, and Deutsche Bank Trust Company Americas, as Administrative Agent (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed September 27, 2010)
(d)(1)	Texas Petrochemicals Inc. 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(2)	Form of Option Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(3)	Form of Restricted Stock Award Agreement under 2004 Stock Awards Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(4)	Texas Petrochemicals Inc. 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(d)(5)	Form of Restricted Stock Award Agreement for directors under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form 10 filed January 8, 2010)
(d)(6)	Form of Performance Share Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 26, 2010)

Exhibit Number	Description
(d)(7)	Form of Restricted Stock Unit Award Agreement dated May 24, 2010 for key employees under the 2009 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 26, 2010)
(d)(8)	Investment Agreement dated as of February 28, 2004 by and among Texas Petrochemicals LP, Castlerigg Master Investments, Ltd. and RCG Carpathia Master Fund, Ltd. (incorporated herein by reference to Exhibit 2.2 to the Company’s Registration Statement on Form 10 filed November 25, 2009)
(g)	None
(h)	None

*	Previously filed with the Schedule TO on November 8, 2010.
**	Previously filed with the Schedule TO on December 9, 2010.

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